UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006
(Expressed in thousands of Canadian dollars except where otherwise noted)

Consolidated Balance Sheets (in thousands of Canadian dollars)
	As at
	March 31 2006	December 31 2005
	(Unaudited)
	$	$
Assets
Current
Cash and cash equivalents	143,103	152,460
Accounts receivable	30,248	18,562
In-process inventory (note 3)	610	867
Prepaid and other assets	131	215
	174,092	172,104
Investments (note 4)	30,380	29,384
Property, plant and equipment (note 5)	544,036	531,266
Reclamation and other deposits (note 6)	4,040	3,630
	752,548	736,384
Liabilities
Current
Accounts payable and accrued liabilities	21,183	11,631
Current portion of deferred payment obligation	7,296	7,230
	28,479	18,861

Deferred payment obligation	7,060	7,000
Mine closure and site restoration	1,179	1,162
Future income and resource taxes	157,513	155,404
	165,752	163,566
	194,231	182,427

Shareholders’ equity
Share capital (note 8)	559,821	558,947
Contributed surplus - stock-based compensation (note 9)	5,970	5,677
Deficit	(7,474)	(10,667)
	558,317	553,957
	752,548	736,384

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Operations
(in thousands of Canadian dollars except earnings per share)	Three months ended
(Unaudited)	March 31 2006	March 31 2005
		Restated (note 2)
	$	$
Mine operating revenues	26,799	19,057

Mine operating expenses
Mining, excluding depreciation and amortization	15,988	10,564
Depreciation and amortization	3,149	1,605
	19,137	12,169
	7,662	6,888
Expenses
Administration	2,914	1,924
Capital taxes	322	-
Depreciation	12	17
Stock-based compensation (note 9)	602	102
Other expenses (income) (note 10)	(1,437)	(37)
	2,413	2,006
Earnings before taxes and non-controlling interest	5,249	4,882
Income and resource taxes	(2,056)	(865)
Earnings before non-controlling interest	3,193	4,017
Non-controlling interest	-	(1,533)
Net earnings	3,193	2,484
Basic and diluted earnings per share (note 8(b))	0.04	0.05

Consolidated Statements of Deficit (in thousands of Canadian dollars)	Three months ended
(Unaudited)	March 31 2006		March 31 2005
			Restated (note 2)
		$	$
Deficit - beginning of period	(10,667)		(15,264)
Net earnings for the period	3,193		2,484
Deficit - end of period	(7,474)		(12,780)

The accompanying notes are an integral part of these interim consolidated financial statements.

Consolidated Statements of Cash Flow (in thousands of Canadian dollars)	Three months ended
(Unaudited)	March 31 2006	March 31 2005
		Restated (note 2)
	$	$

Operating activities
Net earnings for the period	3,193	2,484
Non-cash items
Mine depreciation and amortization	3,149	1,605
Depreciation	12	17
Mine closure and site restoration	17	12
Stock-based compensation (note 9)	602	102
Future income and resource taxes	2,056	865
Interest on deferred payment obligation	126	-
Other	27	179
Non-controlling interest	-	1,533
	9,182	6,797
Net change in non-cash working capital (note 11)	(1,794)	(1,447)
	7,388	5,350
Financing activities
Common shares issued (note 8)	592	207
Non-controlling interest, net	-	2,450
	592	2,657
Investing activities
Investments (note 4 and 12)	(996)	-
Property, plant and equipment	(15,931)	(14,259)
Term deposits	-	(15,000)
Reclamation deposit increase relating to SJV acquisition	(410)	-
	(17,337)	(29,259)
Change in cash and cash equivalents for the period	(9,357)	(21,252)
Cash and cash equivalents - beginning of period	152,460	56,774
Cash and cash equivalents - end of period	143,103	35,522
Term deposits	-	15,000
Cash and term deposits	143,103	50,522

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006 and 2005
(in thousands of Canadian dollars except where otherwise noted)
(Unaudited)

1.            Nature of operations

FNX Mining Company Inc. (“FNX” or the “Company”) is a Canadian company active in the mineral resource business which includes the acquisition, exploration, development and mining of mineral properties. FNX’s mineral properties are primarily located in the Sudbury mining district of Canada from which the Company currently produces and sells nickel, copper, platinum, palladium, gold and cobalt, with nickel being the most significant for the Company to March 31, 2006. The Company, through a subsidiary, also holds base and precious metal exploration properties in various locations in Ontario and Quebec.

2.            Accounting policies and basis of presentation

The unaudited interim consolidated financial statements of FNX have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 2 to FNX’s audited consolidated financial statements for the year ended December 31, 2005. Generally accepted accounting principles for interim consolidated financial statements do not conform in all respects to the disclosures required for annual consolidated financial statements and, accordingly, these unaudited interim consolidated financial statements should be read in conjunction with FNX’s audited consolidated financial statements and accompanying notes included in FNX’s Annual Report for 2005. In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these unaudited interim consolidated financial statements. These adjustments consist only of normal recurring adjustments.

With the acquisition of Dynatec’s interest in the former Sudbury Joint Venture (“SJV”) and FNX acquiring 100% ownership and control of its Sudbury based assets, the Company has changed its accounting policy with respect to revenue recognition and the costing of broken ore underground. Revenue is now recognized at the time the ore is shipped, which is also the time that title transfers. The ore is sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Revenue was previously recognized two months after shipment, being the date that the nickel and copper components were settled. FNX has also changed its accounting policy with respect to broken ore underground. In-process inventory is now recognized only in respect of broken ore on surface reflecting the fact that the ore is not available for use until it reaches the surface. Both changes have been adopted retroactively in the Company’s 2005 financial statements. As a result of these changes in accounting policies, there was an increase in first quarter of 2005 mine operating revenue of $4,000 and mine operating expenses of $900.

3.  In-process inventory
	March 31 2006	December 31 2005
	$	$
Cash costs	315	715
Non-cash costs	295	152
	610	867

In-process inventory represents the cost of ore that has been mined and brought to surface but has not been shipped to Inco Limited (“Inco”) for concentrating, smelting and refining as at the balance sheet date. Cash costs include mining costs and all costs up to and including crushing but not haulage to the concentrator. Non-cash costs represent the amount of mine depreciation and amortization deferred to in-process inventories as at the balance sheet date. The mine depreciation and amortization included in the carrying value of in-process inventories will be charged to the mine depreciation and amortization expense category of the statement of operations once the ore is shipped to Inco.

4.  Investments
	March 31 2006		December 31 2005
	Shares	Amount	Shares	Amount
	# 000s	$	# 000s	$
Dynatec Corporation.	7,717	10,032	7,717	10,032
Lake Shore Gold Corp.	13,300	14,630	13,300	14,630
Superior Diamonds Inc.	6,860	3,070	6,860	3,070
INV[1] (common shares)	3,150	1,956	2,320	960
INV (common share purchase warrants)	2,348	692	2,348	692
		30,380		29,384

1International Nickel Ventures Corporation (“INV”)

The market value of the investments on March 31, 2006 was $49,131.

5.  Property, plant and equipment

	March 31, 2006
	Cost	Accumulated amortization	Net
	$	$	$
Mining
McCreedy West
Property and development	63,182	14,238	48,944
Plant and equipment	15,145	4,957	10,188
	78,327	19,195	59,132
Exploration	484,571	-	484,571
Corporate	609	276	333
	563,507	19,471	544,036

	December 31, 2005
	Cost	Accumulated amortization	Net
	$	$	$
Mining
McCreedy West
Property and development	62,923	11,451	51,472
Plant and equipment	14,176	4,452	9,724
	77,099	15,903	61,196
Exploration	469,991	-	469,991
Corporate	365	286	79
	547,455	16,189	531,266

(a)   Sudbury basin properties

On January 10, 2002 FNX entered into an agreement with Dynatec, pursuant to which Dynatec acquired 25% of FNX’s 100% interest in the mineral rights to five former Inco mineral properties located in the Sudbury Basin, Ontario (Kirkwood, Levack, McCreedy West, Podolsky and Victoria, collectively, the “Properties”) and FNX and Dynatec formed a joint venture known as the SJV, with FNX holding a 75% interest and Dynatec a 25% interest. Inco retained certain processing and other rights on the Properties. FNX managed exploration activities relating to the SJV and Dynatec managed mining operations.

On October 21, 2005, FNX and Dynatec closed the “Dynatec Transaction” whereby FNX increased its ownership to 100% of the SJV assets by acquiring Dynatec’s 25% interest in the SJV and 50% interest in Aurora. Accordingly, FNX now holds a 100% interest in the Properties.

(b)   McCreedy West

Commercial production from the Inter Main Deposit at the McCreedy West Mine was achieved on November 1, 2003 and the scheduled mining rate of 1,000 tons per day was reached in April 2004. McCreedy West is located in the Sudbury Basin region of Ontario. Commencing May 2005, revenues and expenses from ore mined and shipped from the McCreedy West PM Deposit have been included in the statement of operations.

As at March 31, 2006, FNX held a 100% interest in McCreedy West.

(c)   Mineral exploration properties

The carrying value of the mineral exploration properties represents the accumulated costs to date for the acquisition of and exploration costs incurred by FNX on its non-producing mineral exploration properties. Mineral exploration properties are not being amortized. FNX’s active mineral exploration properties are located in the Sudbury mining district, and are comprised as follows:

	March 31 2006	December 31 2005
	$	$
Aurora Properties	92,666	92,123
Kirkwood	1,623	1,600
Levack	87,226	81,509
Levack Footwall	222,385	219,188
Podolsky	74,487	69,396
Victoria	6,184	6,175
	484,571	469,991

As at March 31, 2006, FNX held a 100% interest in the Kirkwood, Levack (including the Levack Footwall), Podolsky and Victoria mineral properties, all of which are located in the Sudbury Basin region of Ontario.

The Aurora Properties are located in the Sudbury Basin region, Timmins, and in north western Ontario and the Temiscamingue region of Quebec. All of the Aurora Properties are in the exploration stage and there can be no assurance that commercially viable mineral deposits or reserves exist on them. The most material mineral properties that are included in the Aurora Properties are located in the Sudbury Basin region and are pursuant to a joint venture agreement (the “Falconbridge Joint Venture”) with Falconbridge Limited (“Falconbridge”). As at March 31, 2006, the Company and Falconbridge held a 70% and 30% interest, respectively, in the Falconbridge Joint Venture. The Company is the operator of the Falconbridge Joint Venture. FNX holds between 50% and 100% interests in the remaining mineral exploration properties included in the Aurora Properties.

(d)   Corporate

Corporate assets consist of office equipment, furniture and fixtures at the Toronto head office and the Sudbury exploration office.

6.  Reclamation and other deposits

	March 31 2006	December 31 2005
	$	$
Reclamation term deposits	1,640	1,230
Deposit with mine contractor	2,400	2,400
	4,040	3,630

Reclamation deposits include various amounts with government agencies in the Province of Ontario in connection with the McCreedy West and Podolsky properties.

Deposit with mine contractor relates to amounts advanced to Dynatec as a deposit on mining contractor services to be provided by Dynatec in connection with the Mining Services Agreement entered into on October 21, 2005. The deposit will be applied against Dynatec’s invoice for December 2007.

7.  Non-controlling interest

Non-controlling interest represented Dynatec’s 25% interest in the SJV to October 2005, at which time, FNX acquired Dynatec’s interest in the SJV (see note 5(a)).

8.  Share capital and earnings per share

(a)	Common shares issued and outstanding

	2006		2005
	Shares	Amount	Shares	Amount
	# 000s	$	# 000s	$

Balance - beginning of year	83,530	558,947	50,266	126,415
Stock options exercised	159	592	43	207
From contributed surplus (note 9)	-	282	-	37
Income tax benefits renounced to flow-through shareholders	-	-	-	(8,533)
Balance - March 31	83,689	559,821	50,309	118,126

On June 17, 2004, FNX issued 2.5 million flow-through common shares for gross proceeds of $20,600. Financing costs of $1,200 and a future income tax asset of $500 resulted in a net amount of $19,900. During the three month period ended March 31, 2005, FNX renounced the associated income tax deductions to the flow-through shareholders. The estimated tax benefit of $8,533 related to the $20,600 of flow-through shares was charged to share capital with a corresponding increase in the related future income tax liability.

(b)	Earnings per share

Three months ended
	March 31 2006	March31 2005
Net earnings available to shareholders ($)
Basic and diluted	3,193	2,484
Weighted average shares outstanding (#000s)
Basic	83,653	50,281
Effect of dilutive stock options	714	367
Diluted	84,366	50,648
Stock options excluded from dilution	1,733	1,033
Earnings per share
Basic and diluted	$0.04	$0.05

9.  Contributed surplus - stock-based compensation

Until March 16, 2005, FNX had only one stock-based compensation plan, a stock option plan. Effective March 16, 2005, the Board of Directors implemented a policy requiring all directors to hold a minimum of 5,000 common shares and/or deferred share units (“DSUs”) within five years of their appointment to qualify for membership on the Board.

The following table summarizes information regarding FNX's contributed surplus - stock-based compensation as at and for the periods ended March 31:

	2006	2005
	$	$
Balance - beginning of year	5,677	7,562
Stock-based compensation expense	602	102
Transfer of exercised options to share capital	(282)	(37)
Balance - March 31	5,970	7,627

(a)  Stock option plan

The stock option plan (the “Option Plan”) is for directors, officers, employees and certain individuals that provide ongoing services to FNX. Under the Option Plan, options are typically granted for a five year period and in such numbers as reflects the level of responsibility of the particular optionee and his or her contribution to the business and activities of FNX. Options granted under the Plan prior to 2004 vested at the discretion of the Board of Directors, while options granted in 2004 vest 50% after one year from the date of grant with the balance vesting after two years from the date of grant. Effective January 1, 2005, options granted under the Option Plan have a five year term and vest 33.3% on the anniversary date of each of the first three years following the grant date. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with FNX. The terms of the Option Plan further provide that the price at which shares may be issued under the Option Plan cannot be less than the market price of the shares when the relevant options are granted.

The following table summarizes information regarding FNX’s outstanding and exercisable stock options as at March 31, 2006:

Outstanding				Exercisable
Range of exercise prices per share	Shares	Weighted average months remaining	Weighted average exercise price per share	Shares	Weighted average exercise price per share
CDN$	# 000s	#	$	# 000s	$
0.50 to 4.95	251	9	1.63	251	1.63
5.04 to 6.85	658	26	6.39	590	6.48
7.40	343	48	7.40	110	7.40
8.15 to 12.99	696	42	10.16	467	8.58
13.00	299	57	13.00	-	-
13.50 to 14.85	200	55	13.87	-	-
	2,447		8.33	1,418	6.39

he following table summarizes information regarding FNX's stock options as at and for the periods ended March 31, 2006 and 2005:

	2006		2005
	Shares	Weighted average exercise price per share	Shares	Weighted average exercise price per share
	# 000s	$	# 000s	$
Balance - December 31	2,561	5.60	2,523	5.60
Granted	95	10.72	378	7.40
Exercised	(159)	4.99	(42)	4.87
Cancelled	(50)	7.65	-	-
Balance - March 31	2,447		2,859

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the weighted average assumptions used for grants as follows: dividend yield of 0.0% (2004 - 0%), expected volatility of 49% (2004 - 49%), risk-free interest rate of 4.0% (2004 - 3.0%) and expected life of 36 months (2004 - 24 months).

(b) Deferred share units plan

On March 16, 2005, as amended, the Board of Directors approved the implementation of a deferred share unit plan (the “DSU Plan”), effective July 1, 2005. The purpose of the DSU Plan is to promote a greater alignment of interests between shareholders and Directors and executive employees by linking a portion of Director compensation and executive employee bonuses to the future value of FNX’s common shares. The DSU Plan is only eligible to Directors and executive employees of FNX and is to allow Directors and executive employees the choice to receive, in increments of 25%, up to 100% of their director compensation or management bonus in the form of DSUs rather than by way of cash. Under the terms of the DSU Plan, the number of DSUs granted is based upon the fair market value of FNX’s common shares at that time. DSUs are only paid out upon the Director’s or executive employee’s death or resignation from the Board or the Company. Included in accrued liabilities is $111 related to 8,551 DSUs.

10.  Other expenses (income)

	Three months ended
	March 31 2006	March 31 2005
	$	$
Interest income	(1,455)	(282)
Management fees	(30)	-
Foreign exchange	(76)	200
Interest on deferred payment obligation	126	-
Miscellaneous	(2)	45
	(1,437)	(37)

 11.  Supplementary cash flow information

	Three months ended
	March 31 2006	March 31 2005
	$	$
Net change in non-cash working capital
Accounts receivable	(11,687)	(2,405)
In-process inventory	257	(32)
Prepaids and other assets	84	197
Accounts payable and accrued liabilities	9,552	793
	(1,794)	(1,447)
Other information
Interest paid	-	-
Income and resource taxes paid	-	-

12.  Related party transactions

In periods prior to December 31, 2005, FNX had acquired 2,320,230 common shares and 2,347,886 common share purchase warrants of INV, which was a private mineral prospecting company at such time. The President and Chief Executive Officer of FNX (who is also a director of FNX and a director of INV), two other directors and two senior officers of FNX also invested in INV. As part of an initial public offering by INV, on March 17, 2006, FNX purchased an additional 830,000 common shares of INV for cash consideration of $996. As at May 11, 2006, FNX owned 3,150,230 common shares of INV, representing 9.9% of the issued and outstanding common shares of INV, and 2,347,886 common share purchase warrants with an exercise price of $1.40 per common share.

Under the terms of an agreement between FNX and INV, dated January 1, 2006, FNX has agreed to provide certain administrative services and facilities to INV as well as the non-exclusive services of certain personnel, all in consideration of a flat fee of $10 per month. These services and facilities include commercially reasonable office facilities and communication equipment and the non-exclusive services of certain FNX personnel, including the Vice President and Chief Financial Officer of FNX who is also the Vice President and Chief Financial Officer of INV, as well as accounting staff as required by the Vice President and Chief Financial Officer of INV and administrative staff as required by INV. The services provided by these personnel are limited to 20% of the time of each such individual per week on the basis of a 40 hour work week. In addition, the non-exclusive services of the Vice President Business Development of FNX (who also serves as the President and Chief Executive Officer of INV) and the Director of Investor Relations of FNX (who also serves as the Director of Investor Relations for INV) are provided to INV pursuant to the agreement in consideration of the reimbursement to FNX of an amount equal to the salary and benefits paid by FNX to each such officer, multiplied by the percentage of their respective time spent providing services to INV. The services provided by the Director of Investor Relations of FNX are limited to 20% of the time of such individual per week on the basis of a 40 hour work week. No similar limitations apply to the services provided by the Vice President Business Development of FNX. The agreement may be terminated by either party at any time upon the provision of 30 days written notice to the other party, at nominal cost. During the three months ended March 31, 2006, FNX invoiced INV $101 for services provided under the agreement.

13.  Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. The company has a deferred payment obligation to its mine contractor, which is carried at fair market value, as the discount rate on the acquisition date approximates the current discount rate. FNX does not currently have any commodity or foreign exchange hedging or other derivative instruments.

14.  Segmented information

The Company operates in one geographic location, Sudbury, Ontario, Canada, and one segment, mineral exploration, development and mining.

The Company sells all of its ore produced to Inco under the terms of the Off-take Agreement and, accordingly, Inco is currently FNX’s sole customer. Inco has agreed to concentrate, smelt and refine all of FNX’s ore produced through to December 31, 2007.